UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2(a)

(Amendment No. 2)*

The Joint Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

47973J102

(CUSIP Number)

Glenhill Advisors, LLC

600 Fifth Avenue, 11th Floor

New York, New York 10020

Tel. (646) 432-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47973J102	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS: Glenhill Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 521,100
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 521,100
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 521,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.8%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS: Glenn J. Krevlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 521,100
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 521,100
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 521,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.8%
14	TYPE OF REPORTING PERSON: IN, HC

CUSIP No. 47973J102	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 521,100
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 521,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 521,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.8%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 521,100
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 521,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 521,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.8%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Overseas Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 284,948
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 284,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 284,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.1%
14	TYPE OF REPORTING PERSON: PN

This Amendment No. 2 amends the Schedule 13D filed April 3, 2017 (the “Schedule 13D”), as amended by Amendment No. 1 filed May 10, 2018, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC, and Glenhill Capital Overseas Master Fund, LP (the “Reporting Persons”), with respect to the common stock, $0.001 par value (the “Common Stock”), of The Joint Corp. (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Row (4) of the cover pages of this Amendment No. 2 are incorporated herein by reference. On May 11, 2018, Glenhill Concentrated Long Master Fund, LLC sold an aggregate of 3 shares of Common Stock (as further described in Item 5(c) below) and the total consideration received from such sales, net of any commissions and related fees, is approximately $22. On May 11, 2018 and May 14, 2018, Glenhill Capital Overseas Master Fund, LP sold an aggregate of 632,236 shares of Common Stock (as further described in Item 5(c) below) and the total consideration received from such sales, net of any commissions and related fees, is approximately $4,457,346. On May 11, 2018 and May 14, 2018, Glenhill Long Fund, LP sold an aggregate of 168,161 shares of Common Stock (as further described in Item 5(c) below) and the total consideration received from such sales, net of any commissions and related fees, is approximately $1,185,557. As a result of such sales, on May 14, 2018, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 13,593,754 shares of Common Stock outstanding as of May 4, 2018, which is the total number of shares of Common Stock outstanding as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2018.

On May 11, 2018 and May 14, 2018 (as further described in Item 3 above and Item 5(c) below), as applicable, Glenhill Concentrated Long Master Fund, LLC sold an aggregate of 3 shares of Common Stock, Glenhill Capital Overseas Master Fund, LP sold an aggregate of 632,236 shares of Common Stock and Glenhill Long Fund, LP sold an aggregate of 168,161 shares of Common Stock.

As a result of such sales, on May 14, 2018, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock.

As of the date hereof, Glenhill Capital Overseas Master Fund LP owns directly 284,948 shares of Common Stock, constituting approximately 2.1% of the shares of Common Stock outstanding. As of the date hereof, Glenhill Concentrated Long Master Fund LLC owns directly 160,361 shares of Common Stock, constituting approximately 1.2% of the shares of Common Stock outstanding. As of the date hereof, Glenhill Long Fund, LP owns directly 75,791 shares of Common Stock, constituting approximately 0.6% of the shares of Common Stock outstanding.

(c) Transactions in the Common Stock by the Reporting Persons effected since the filing of Amendment No. 1 to Schedule 13D (filed May 10, 2018) are as set forth in the table below. All such trades were made in open market transactions.

Entity	Trade Date	Activity	Amount of Securities	Price Per Share
Glenhill Concentrated Long Master Fund, LLC	05/11/18	SELL	(3)	$7.45
Glenhill Capital Overseas Master Fund, LP	05/11/18	SELL	(314)	$7.45
Glenhill Long Fund, LP	05/11/18	SELL	(83)	$7.45
Glenhill Capital Overseas Master Fund, LP	05/14/18	SELL	(631,922)	$7.10
Glenhill Long Fund, LP	05/14/18	SELL	(168,078)	$7.10

(e) As a result of the sales reported in this Amendment No. 2, on May 14, 2018 the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE: May 16, 2018

GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

By: KREVLIN MANAGEMENT, INC.
Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By: GLENHILL CAPITAL OVERSEAS GP, LTD. General Partner

By: GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By: GLENHILL ADVISORS, LLC Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member